UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Disposal of Treasury Shares

On November 5, 2019, SK Telecom Co., Ltd. (the “Company”) announced the results of the planned disposal of treasury shares as reported in the Form 6-K furnished by the Company on October 28, 2019 entitled “Decision on Disposal of Treasury Shares.”

On October 28, 2019, in order to strengthen collaboration in the future information and communications technology business through a strategic alliance with Kakao Corp. (“Kakao”), the board of directors of the Company approved the Company’s entry into a certain share purchase agreement (the “Agreement”) with Kakao, pursuant to which the Company would acquire newly-issued common shares of Kakao through third-party allotment, and Kakao would acquire 1,266,620 treasury shares of the Company. On November 5, 2019, as contemplated by the Agreement, the Company disposed of 1,266,620 treasury shares to Kakao at Won 236,851 per share, for an aggregate disposal value of Won 300,000,213,620. After such disposal, the Company holds 7,609,263 treasury shares, or 9.42% of the Company’s total shares issued (including treasury shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: November 5, 2019

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